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ANITA L. CHAPDELAINE                        Tel 973.422.2938   Tel 973.422.2939
Counsel                                             achapdelaine@lowenstein.com



February 11, 2005


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: IVIVI TECHNOLOGIES, INC. - REGISTRATION STATEMENT ON FORM SB-2

Ladies and Gentlemen:

On behalf of our client, Ivivi Technologies, Inc., a corporation organized under the laws of the State of New Jersey (the "COMPANY"), we are submitting to the Securities and Exchange Commission (the "COMMISSION") a Registration Statement on Form SB-2 (the "REGISTRATION STATEMENT") relating to the proposed initial public offering of common stock of the Company. The applicable filing fee for the Registration Statement has been sent to the Commission's account at Mellon Bank.

If you have any questions or comments regarding the enclosed material, please call me at (973) 422-2938.

Very truly yours,

/s/ Anita L. Chapdelaine
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Anita L. Chapdelaine


cc: Steven M. Skolnick, Esq.